Mail Stop 3561

June 12, 2008

Peter I. Lynch, President
Winn-Dixie, Inc.
5050 Edgewood Court
Jacksonville, FL 32224-3699

> **Re: Winn-Dixie, Inc.**
> **Form 10-K for Fiscal Year Ended June 27, 2007**
> **Filed August 28, 2007**
> **Written Response Filed June 2, 2008**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed September 26, 2007**
> **Form 10-Q for Fiscal Quarter Ended April 2, 2008**
> **Filed May 12, 2008**
> **File No. 1-3657**

Dear Mr. Lynch:

We have reviewed your response to our letter dated May 21, 2008 and have the following additional comment.

Form 10-K for Fiscal Year Ended June 27, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

1. We note your response to comment one in our letter dated May 21, 2008. Please be advised that we requested that the information be furnished to us at this time in order to avoid your filing an amendment in the event we continue to have comments on your disclosure. What is needed is the disclosure format and the general disclosure proposed with the understanding that the details will be adjusted as necessary prior to the actual filing of the Form 10-K. Please advise.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director